Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

October 4, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: H. Roger Schwall, Assistant Director

Re:                             Lehigh Gas Partners LP
Amendment No. 3 to Registration Statement on Form S-1
Filed August 10, 2012
File No. 333-181370

Dear Mr. Schwall:

Set forth below are the responses of Lehigh Gas Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2012 with respect to Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on May 11, 2012, File No. 333-181370, as amended (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have also hand-delivered three copies of this letter, Amendment No. 4 and Amendment No. 4 marked to show all changes made since the filing of Amendment No. 3.

Each response is prefaced by the exact text of the Staff’s corresponding Comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 24

1.                                      We note your disclosure at page 60 that you “expect that the initial cash distribution policy to be established by [y]our general partner will be to distribute each quarter an amount at least equal to the minimum quarterly distribution of $            per unit on all units ($            per unit on an annualized basis)” (emphasis added).  Please revise your disclosure here as well as on the prospectus cover page to describe the risks associated with your general partner’s board of directors’ not yet establishing an initial cash distribution policy.

Response:  We acknowledge the Staff’s Comment.  Our general partner has adopted our initial cash distribution policy. Our initial cash distribution policy is to distribute each quarter an amount at least equal to the minimum quarterly distribution. Accordingly, we have revised the Registration Statement to reflect the adoption of such policy and have not added disclosure addressing the risks associated with not having established a cash distribution policy.  Please see pages 13, 37 and 59.

Exhibit 8.1

2.                                      We note that you have filed is a “short-form” tax opinion.  Accordingly, the tax disclosure in the prospectus should serve as the tax opinion.  In this regard, both the disclosure and the opinion must state unambiguously that the disclosure in the tax consequences section of the prospectus is the opinion of your named counsel.  To this end, please remove the statement “insofar as such discussion purports to constitute a summary of United States federal income tax law and regulations or legal conclusions with respect thereto.”  See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section 3.B.2. at http://sec.gov/interps/legal/cfslb19.htm.

Response:  We acknowledge the Staff’s Comment and the tax opinion included as Exhibit 8.1 of the Registration Statement has been revised to remove the statement “insofar as such discussion purports to constitute a summary of United States federal income tax law and regulations or legal conclusions with respect thereto.”

3.                                      Please remove the statement “or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose,” as it appears to disclaim an investor’s ability to rely on the opinion expressed.  See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section 3.D.1. at http://sec.gov/interps/legal/cfslb19.htm

Response:  We acknowledge the Staff’s Comment and the tax opinion included as Exhibit 8.1 of the Registration Statement has been revised to remove the statement “or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose.”

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Mark L. Miller of Lehigh Gas GP LLC at (610) 625-8039, Richard A. Silfen of Duane Morris LLP at (215) 979-1225 or Chad J. Rubin of the same firm at (215) 979-1204.

Sincerely,

Lehigh Gas Partners LP

By: Lehigh Gas GP LLC
its General Partner

By:	/s/ Mark L. Miller
Mark L. Miller
Chief Financial Officer

cc:                                 Sandra Eisen (SEC)

Ethan Horowitz (SEC)

Sirimal R. Mukerjee (SEC)

Timothy S. Levenberg (SEC)

Brad Skinner (SEC)

Joseph V. Topper, Jr. (Lehigh Gas GP LLC)

James J. Devlin, Jr. (Lehigh Gas GP LLC)

Alan P. Baden (Vinson & Elkins L.L.P.)

Brenda K. Lenahan (Vinson & Elkins L.L.P.)

Richard A. Silfen (Duane Morris LLP)

Chad J. Rubin (Duane Morris LLP)